DREYFUS PROXY PHONE SCRIPT

BNY Mellon has been contacted by the Dreyfus Family of Funds (“Dreyfus” or the “Funds”), in our capacity as custodian or trustee to holders of Fund shares, in connection with the shareholder proxy solicitation effort by certain Dreyfus money market funds. We understand that written materials were recently redistributed by Dreyfus asking that you approve changes to the Fund’s fundamental policies and investment restrictions, including those relating to borrowing and/or lending. We are contacting you to make you aware of this recent communication, intended for you as the party we understand to have voting discretion.

In its communication to us, Dreyfus indicated that the Funds are still in the middle of an important shareholder proxy solicitation effort and they have not yet received your votes.

Please note that BNY Mellon is contacting you as your custodian or trustee and is not acting as a proxy solicitation agent for the Funds. Further, BNY Mellon has no recommendation, or discretion, relating to the manner in which you vote, or whether you choose to vote.

Dreyfus also indicated that Broadridge Financial Solutions, Inc. (“Broadridge”), the Funds’ proxy solicitor, has representatives available Monday through Friday, 9:30 AM to 9:00 PM, eastern standard time, and Saturday from 10:00 AM to 6:00 PM, eastern standard time.

If you have any further questions please call Broadridge at 1-866-776-7031.